OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2023
Estimated average burden hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68719

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 01/01/2020
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WINTOUR & COMPANY, INC.

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

213 FULTON STREET
(No. and Street)

WESTBURY	NEW YORK	11590
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christian Wintour   516-535-0020
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AJSH & CO LLP
(Name – *if individual. state last, first, middle name*)

C-7/227 , Sector-7	ROHINI, NEW DELHI	INDIA	11085
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [ ] Certified Public Accountant
- [ ] Public Accountant
- [✓] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Wintour & Company, Inc.

**Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission**

**Including Independent Auditor's Report Thereon
and
Supplemental Report on Internal Controls**

For the Year-Ended December 31, 2020

Wintour & Company, Inc.
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended December 31, 2020

Assets

Cash and Cash Equivalents	191,375
Prepaid Expenses	449
Total Assets	$ 191,824

Liabilities and Stockholder's Equity

Current Liabilities	
Accounts Payable	$ 2,310
Total Liabilities	$ 2,310

Common Stock: 200 Shares Authorized, 53 issued and Outstanding, no stated value	$ 56,000
Additional Paid-In Capital	(663,540)
Retained Earnings	804,618
Net Income	(7,564)
Total Shareholder's Equity	$ 189,514
Total Liabilities and Shareholder's Equity	$ 191,824

The accompanying notes are an integral part of these financial statements.